UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Numbers: 33-34149 and 333-106016
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bob Evans Farms, Inc.
3776 South High Street
Columbus, Ohio 43207

REQUIRED INFORMATION
     The following financial statements and supplemental schedules for the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan are being filed herewith:

Description	Page No.
Index to Audited Financial Statements	Page 4

Report of Independent Registered Public Accounting Firm	Page 5

Audited Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2007 and December 31, 2006	Page 6

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	Page 7

Notes to Financial Statements — December 31, 2007	Pages 8-13

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Page 14

Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

     The following exhibits are being filed herewith:

Exhibit No.	Description	Page No.

1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Page 17
Page 2 of 17 Pages

Audited Financial Statements and
Supplemental Schedule
Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
December 31, 2007 and 2006 and the Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm
Page 3 of 17 Pages

Bob Evans Farms, Inc. and Affiliates
401(k) Retirement Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2007 and 2006 and the Year Ended December 31, 2007
Page 4 of 17 Pages

/	Ernst & Young LLP	/	Phone: (614) 224-5678
	1100 Huntington Center		Fax: (614) 232-7939
	41 South High Street		www.ey.com
Columbus, Ohio 43215
Report of Independent Registered Public Accounting Firm
Participants and Administrator of the
Bob Evans Farms, Inc. and Affiliates 401(k)
     Retirement Plan
We have audited the accompanying statements of net assets available for benefits of Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP

June 24, 2008
Columbus, Ohio

Page 5 of 17 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Cash and short-term investments	$1,749,282	$1,630,108
Investments, at fair value	189,614,571	173,991,158
Employee loan receivable	1,360	11,748

Total assets held for investment	191,365,213	175,633,014

Receivables:
Contributions from employer	4,672,841	4,448,652
Contributions from employees	932,810	885,869
Accrued interest receivable	71,453	78,339

Total receivables	5,677,104	5,412,860

Liabilities
Administrative expenses	254,311	—

Net assets available for benefits	$196,788,006	$181,045,874

Bob Evans Farms, Inc.
See accompanying notes.

Page 6 of 17 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions:
Employer contributions	$4,712,429
Employee contributions	12,727,566
Interest and dividend income	4,487,294
Net appreciation in fair value of investments (Note 4)	12,846,094

34,773,383

Deductions:
Administrative expenses	1,278,093
Benefits paid directly to participants	17,753,158

19,031,251

Net increase	15,742,132

Bob Evans Farms, Inc. at beginning of year	181,045,874

Net assets available for benefits at end of year	$196,788,006

See accompanying notes.

Page 7 of 17 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2007
1. Significant Accounting Policies
Valuation of Investments
Investments are stated at fair value. The shares of registered investment companies and mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.
Administrative Expenses
Administrative expenses of the Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan (the Plan) are borne by the Plan.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Page 8 of 17 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements (continued)
2. Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a contributory defined contribution retirement plan which enables substantially all employees of Bob Evans Farms, Inc. and Affiliates (the Company), who have at least 1,000 hours of credited service and are age nineteen or older, to defer a percentage of their wages as a contribution to the Plan with a portion matched by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.
Contributions
Each year, participants may contribute up to 25% of pretax annual compensation but not more than the limit set by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified plans. The Plan also provides for a discretionary Company contribution. Each year the Company’s Board of Directors determines an amount that the Company may contribute as the Company’s match or base contribution to the Plan. This amount cannot exceed the maximum amount deductible for federal income tax purposes. Matching contributions are made in the proportion of the participants’ deferred compensation. The base contribution is allocated to all participants equally. Forfeitures resulting from unvested benefits of the employer matching fund are used to reduce present and future employer matching contributions.
Upon enrollment, a participant may direct employee and employer match contributions to 15 different investment funds offered by the Plan. The Plan’s assets are held at Mellon Global Security Services. The Company directs investment of the employer base contributions.
Effective March 30, 2007, participants are limited to the amount of Bob Evans company stock they can hold in the plan and the amount they can direct for future purchases of Bob Evans company stock. No more than 10 percent of their account balance may be invested in Bob Evans Stock. Contributions for future purchase of Bob Evans company stock are also limited to 10% of the total contribution amount.

Page 9 of 17 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Vesting
Participants are immediately vested in their contributions, the employer base contributions, and former profit sharing contributions, plus actual earnings thereon. Vesting in the Company match portion of their accounts, plus actual earnings thereon, is based on years of continuous service. Participants are twenty percent vested after two years graduating to one hundred percent vested after six years of credited service.
Benefits
Assets available for plan benefits are allocated among the participating employees on the basis of their account balances. Benefits are determined based on the contributions provided by and allocated to them as described above, and their allocable share of the income and expenses of the Plan. Benefits are generally payable upon the employee’s death, retirement, disability, or termination and are paid through lump sum distributions.
Benefit amounts which have been approved and processed for payment, but have not yet been paid were $20,914,497 at December 31, 2007 and $16,394,781 at December 31, 2006.
Forfeitures
As of December 31, 2007 and 2006, there were $549,088 and $481,292, respectively, of non-vested forfeited accounts included in net assets available for benefits which will be used to reduce future employer contributions. Forfeitures used during 2007 and 2006 were approximately $496,000 and $450,000, respectively.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested in their accounts.

Page 10 of 17 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements (continued)
3. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500.

	December 31
	2007	2006

Net assets available for benefits per the financial statements	$196,788,006	$181,045,874
Less: Amounts allocated to withdrawn Participants	915,138	(16,394,781)

Net assets available for benefits per the Form 5500	$195,872,868	$164,651,093

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2007.

Benefits paid to participants per the financial statements	$17,753,158
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2007	915,138
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2006	16,394,781

Benefits paid to participants per the Form 5500	$2,273,515

4. Investments
The Plan’s investments are held by a bank administered trust fund. During 2007, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) appreciated (depreciated) in fair value as follows:

Corporate stocks	$(381,449)
Mutual funds	13,227,543

$12,846,094

Page 11 of 17 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements (continued)
4. Investments (continued)
The fair value of individual investments that represent 5 percent or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2007	2006

American Funds EuroPacific Growth Fund	$33,696,865	$26,429,771
Cash Management Trust of America	13,094,894	12,130,872
Fidelity Advisor Freedom Fund 2025	33,923,456	30,884,254
Fidelity Advisor Freedom Fund 2040	11,855,684	10,831,184
Fundamental Investors Inc.	28,568,848	25,522,792
Asset Allocation Fund	30,979,020	29,691,621
5. Transactions with Party-In-Interest
The Plan owned 150,722 and 402,197 shares of the Company’s common stock at December 31, 2007 and 2006, respectively. The current market value of stock represents the closing bid price for the shares at year-end. The accumulated depreciation in the fair value of the Company stock was $1,065,792 less than the cost at December 31, 2007. Cash dividends received from the Company for the year ended December 31, 2007 were $119,117.
6. Nonparticipant-Directed Investments
Historically, fund allocations in the Asset Allocation Fund have been nonparticipant-directed. With the exception of the Company base contributions, participants are permitted to reallocate funds in the Asset Allocation Fund into any of the existing investment options. The Plan does not maintain records of the segregation of funds in the Asset Allocation Fund between nonparticipant-directed and participant-directed.

Page 12 of 17 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements (continued)
6. Nonparticipant-Directed Investments (continued)
Information about the net assets and significant components of changes in net assets related to the Asset Allocation Fund is as follows:

	December 31
	2007	2006

Investments, at fair value:
Asset Allocation Fund	$30,979,020	$29,691,621

Year Ended
December 31, 2007
Change in net assets:
Contributions	$2,024,678
Investment gains, net	1,500,786
Dividends and interest	816,361
Distributions	(2,730,162)
Intraplan transfers, net	(324,264)

$1,287,399

7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated April 3, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Page 13 of 17 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007
EIN # 31-442186
Plan #: 001

	Face Value
	or Number		Current
Description	of Shares	Cost	Value

Cash and Short-Term Investments

Mellon Short-Term Investment Fund	1,749,282	$1,749,282	$1,749,282

		1,749,282	1,749,282

Participant Loans

Loans to participants		—	1,360

		—	1,360

Corporate Stock

Bob Evans Farms, Inc.	150,722	5,124,735	4,058,943

		5,124,735	4,058,943

Mutual Funds

American Funds EuroPacific Growth Fund	662,411	26,617,469	33,696,865
Bond Fund of America Fund	694,486	9,171,996	9,069,983
Cash Management Trust of America	13,094,894	13,094,894	13,094,894
Fidelity Advisor Freedom 2010 Fund	408,090	4,845,627	5,076,635
Fidelity Advisor Freedom 2015 Fund	256,597	3,181,506	3,230,555
Fidelity Advisor Freedom 2020 Fund	250,158	3,337,791	3,442,180
Fidelity Advisor Freedom 2025 Fund	2,546,806	29,783,195	33,923,456
Fidelity Advisor Freedom 2030 Fund	213,095	3,039,304	3,121,846
Fidelity Advisor Freedom 2035 Fund	160,365	2,133,800	2,219,448
Fidelity Advisor Freedom 2040 Fund	786,708	10,204,100	11,855,684
Fidelity Advisor Freedom Income Fund	16,390	175,670	175,697
Fundamental Investors Inc.	673,000	23,298,088	28,568,848
SSgA S&P 500 Index Fund	293,774	6,217,827	7,100,517
Asset Allocation Fund *	2,651,297	28,182,289	30,979,020

		163,283,556	185,555,628

Total Assets Held for Investment Purposes At End of Year		$170,157,573	$191,365,213

*	Fund consists of multiple individual funds with various numbers of shares.

Page 14 of 17 Pages

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOB EVANS FARMS, INC. AND AFFILIATES 401K RETIREMENT PLAN
Date: June 27, 2008	By:	/s/ Tod P. Spornhauer
Tod P. Spornhauer
Member of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan Committee (also known as the Deferral Plan Committee)

Page 15 of 17 Pages

BOB EVANS FARMS, INC. AND AFFILIATES 401K RETIREMENT PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
INDEX TO EXHIBITS

Exhibit No.	Description	Page No.

1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Page 17
Page 16 of 17 Pages